1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	First Quarter 2006 Report of TOM Online dated May 10, 2006	5

FORWARD-LOOKING STATEMENTS

The First Quarter 2006 Report of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 – Key Information – Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2005 on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: May 17, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date of this document, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

DEFINITIONS

“ADSs”	means	American depositary shares issued by Citibank N.A. each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Associates”	has	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“China Mobile”	means	China Mobile Communications Corporation

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“Group”	means	the Company and its subsidiaries

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Indiagames”	means	Indiagames Limited

“LTWJi”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“PRC” or “China”	means	the People’s Republic of China

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“Skype”	means	Skype Technologies, S.A.

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the first quarter ended March 31, 2006.

FINANCIAL HIGHLIGHTS

For the first quarter of 2006:

•	Total revenues were US$48.58 million (“mn”), an increase of 37.7% from the same period last year and up 1.0% from last quarter. This was at the high-end of the Company’s 1Q06 guidance range which was US$47.7mn to US$48.5 mn.

•	Wireless Internet revenues were US$45.49 mn, representing a 36.0% increase over the same period last year and a 2.0% increase over the previous quarter. Wireless Internet revenues made up 93.6% of our total quarterly revenues.

•	Online advertising revenues were US$2.70 mn, representing a 70.5% increase over the same period last year, but a decline of 15.5% quarter on quarter (“QoQ”) due to seasonality.

•	Net income was US$12.14 mn, an increase of 32.5% from the same period last year but down 4.6% from the last quarter due to recognition of share-based compensation (“SBC”) expenses and seasonal impacts.

•	Excluding SBC expenses of US$0.78 mn, net income was US$12.91 mn, representing an increase of 41.0% year on year (“YoY”).

•	Fully diluted earnings per American Depository Share (“ADS”) were US$22.6 cents per ADS or US$0.28 cents per common share.

•	Excluding SBC expenses, fully diluted earnings per ADS were US$24.1 cents per ADS or US$0.30 cents per common share.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$139.03 mn at the end of the first quarter 2006.

FIRST QUARTER 2006 - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended March 31, 2006 were US$48.58 mn, an increase of 37.7% over the same period in 2005 and an increase of 1.0% QoQ. This was at the high-end of the Company’s 1Q06 guidance range which was US$47.7 mn to US$48.5 mn.

Wireless Internet revenues were US$45.49 mn, representing a 36.0% increase over the same period last year and a 2.0% increase over the previous quarter. Wireless Internet revenues made up 93.6% of our total quarterly revenues.

Online advertising revenues were US$2.70 mn, representing a 15.5% decrease QoQ due to seasonality associated with the slower Chinese New Year holiday period, but an increase of 70.5% YoY, as our online advertising sales activities continue to show positive results and traffic on our portal continues to grow on a YoY basis.

Gross profit was US$19.96 mn, representing an increase of 43.7% over the same period last year but a 6.6% decline QoQ as gross margins declined in the first quarter to 41.1% from 44.4% in the fourth quarter of 2005. However, gross margins increased from the first quarter of 2005 which were 39.4%. There were a number of factors for the sequential decline in gross margins, including less benefit from higher SMS revenue confirmation rates, lower contribution from higher gross margin online advertising revenues in 1Q06 compared to 4Q05 and a higher contribution from our IVR business which has a significant contribution from TV channel partners who we share revenues with. Our 1Q06 gross margins however compared to the same period last year were higher due to some scale advantages we benefit from as one of the largest wireless Internet service providers in the mainland China market and better performance from our online advertising business.

Total operating expenses were US$9.32 mn in 1Q06, roughly flat from 4Q05, but an increase of 59.7% over the same period last year. In 1Q06, for the adoption of SFAS 123R, we recognized US$0.78 mn in SBC expenses. Selling and marketing expenses in 1Q were US$1.45 mn, representing a 47.6% decline from the previous quarter as 4Q05 is a seasonal high period for year-end overall corporate marketing events. General and administrative expenses were up 25.5% QoQ and 78.3% YoY due to SBC expenses as well as professional fees associated with our preparation for Sarbanes-Oxley. Product development expenses were down slightly QoQ but up 76.0% YoY as we continue to invest in development of new applications and services for 3G.

Operating income was US$10.65 mn up 32.1% from the same period last year but down 12.3% from the previous quarter, due to the first time expensing of SBC. Excluding SBC expenses, operating income would have been US$11.43 mn. Operating margins were 21.9% in the first quarter of 2006, compared to 25.2% in the previous quarter.

For the first quarter, net interest income was US$0.49 mn. In addition, as TOM Online’s functional currency is RMB, the Company recorded a non-operating gain of US$0.92 mn due to the appreciation of the RMB relative to its net non-RMB monetary liabilities at the period end.

1Q06 EBITDA were US$12.92 mn, an increase of 29.4% YoY but down 9.1% QoQ. EBITDA margins were 26.6% for the first quarter down from 29.5% in the last quarter. Excluding SBC expenses, 1Q EBITDA was US$13.70 mn.

Net income was US$12.14 mn, an increase of 32.5% YoY but a decline of 4.6% QoQ, due to lower gross margins and SBC expenses.

Excluding SBC expenses of US$0.78 mn, net income was US$12.91 mn, representing an increase of 41.0% YoY.

US GAAP basic earnings per ADS were US$22.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.29 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.01 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,241mn.

Excluding SBC expenses, basic earnings per ADS were US$24.4 cents and basic earnings per Hong Kong ordinary share were US$0.30 cents for the quarter. Shares used in computing basic earnings per ADS were 53.01mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,241 mn.

US GAAP diluted earnings per ADS were US$22.6 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.28 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.64 mn and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,291mn.

Excluding SBC expenses, diluted earnings per ADS were US$24.1 cents and diluted earnings per Hong Kong ordinary share were US$0.30 cents for the quarter. Shares used in computing diluted earnings per ADS were 53.64mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,291 mn.

Our balance of cash, short-term bank deposits and marketable securities was approximately US$139.03 mn at the end of the first quarter 2006.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$45.49 mn for the first quarter of 2006, an increase of 36.0% from the same period last year and a 2.0% increase QoQ. Wireless Internet revenues accounted for 93.6% of our total revenues in the first quarter compared to 92.7% in 4Q05.

During the quarter, we continued to develop our leadership in the mainland Chinese wireless Internet market, prepared ourselves for 3G and continued our initiatives to develop new business opportunities in non-mobile content areas. Key activities in the quarter included:

1.	During the quarter, we continued to develop our alliances with media partners in TV, radio and print, to more effectively market our wireless services, such as 2.5G services and IVR, as well as broaden the awareness of our brand with consumers. This includes activities related to our exclusive wireless Internet relationship with CCTV-5 for this year’s World Cup tournament. We believe that our scale and diversification in wireless distribution channels is a competitive advantage.

2.	In 1Q06, we signed a strategic cooperation agreement with Titan Sports, the country’s top-selling sports newspaper, to provide joint coverage on this year’s FIFA World Cup in addition to a range of other long-term initiatives, including the launch of a new sports channel, titan.tom.com, and focus on developing new wireless applications and services around sports content. In the second quarter, we have re-started our offline road shows which promote our “Wanleba” Internet music brand as we believe that mobile music will continue to be an important driver of growth for us in 2006.

SMS services

SMS (“Short Messaging Service”) revenues in 1Q06 were US$17.44 mn, down 2.0% QoQ but an increase of 38.5% from the same period last year. SMS revenues made up 38.3% of our total wireless Internet revenues for the quarter. YoY growth in SMS was driven by a combination of improved revenue confirmation rates and broader distribution of our SMS products and services.

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 1Q06 were US$4.09 mn, down 7.0% QoQ, but up 113.3% YoY. MMS revenues made up 9.0% of our total wireless Internet revenues in the quarter. However as discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 1Q06 were US$7.83 mn, down 2.9% QoQ but up 5.0% YoY. WAP revenues made up 17.2% of our total wireless Internet revenues in the quarter. WAP revenues declined slightly in 1Q06 from 4Q05 due in part to seasonal factors, but also due to ongoing operator policy issues surrounding inactive users, decline in CDMA WAP usage and ongoing competition for more attractive WAP deck positioning.

Voice services

IVR (“Interactive Voice Response”) revenues in 1Q06 were US$12.25 mn, up 12.6% QoQ, and up 46.8% YoY. IVR revenues made up 26.9% of our total wireless Internet revenues in the quarter. Music-related IVR services related to our TV channel alliances were our main revenue driver in 1Q as well as IVR coming off a lower than normal base in 4Q05 due to technical issues we discussed in our 4Q05 results.

CRBT (“Colour Ringback Tones”) revenues in 1Q06 were US$2.46 mn, up 6.8% QoQ, but down 8.1% YoY. CRBT revenues made up 5.4% of our total wireless Internet revenues in the quarter. Our CRBT business rebounded slightly during 1Q06, but was still down YoY due to activities/promotions we are doing in conjunction with mobile operators to continue to spur usage as well as activities by smaller players seeking to gain market share by self-promoting their own songs.

Other Wireless Internet

Other wireless Internet revenues were US$1.43 mn, up 21.4% QoQ and 219.7% YoY as we only began to consolidate Indiagames revenues in the late February 2005. However, the major sequential driver for other wireless Internet revenues was mainland China mobile game revenues at the TOM Online level.

Online advertising

Online advertising revenues were US$2.70 mn in 1Q06, down 15.5% QoQ but up 70.5% YoY. On an annual basis our online advertising business performed well due to our efforts to better monetize our core online channels such as entertainment, music (including Wanleba) and sports. To increase our brand recognition with users and advertisers with regards to Wanleba, we will be staging another year of mobile music college campus road shows from April 19 to June 9 and from September to November, covering roughly 30 universities in 16 cities.

NEW BUSINESS OPPORTUNITIES

TOM-SKYPE JV

At the end of April 2006, we had over 12 mn registered TOM-Skype users, up from over 9 mn registered users we announced at the end of February 2006. We continue to drive user growth through tom.com and through our JV partner’s eBay China site. The Company continues to work with Skype to co-develop more local features and services for the mainland China market as well as premium services over the TOM-Skype platform. In addition, the Company is exploring advertising opportunities through the TOM-Skype clients which we hope to begin monetizing over the next few quarters.

UMPAY alliance

In the first half of 2006, the Company has begun testing for micro-payment services (<RMB 30 per transaction) based on UMPay’s mobile payment platform to allow users to pay for online goods and services using IVR. Moreover, the Company is in the early stages of developing a pre-paid card top up business, based on UMPay’s platform, with testing to occur in the second quarter of 2006. The Company continues to work exclusively with UMPay to develop China’s mobile payment market as a longer term opportunity for the Company.

BUSINESS OUTLOOK

With a stabilized environment for the Company’s wireless Internet business and continued enhancement of its online services, I believe the Company’s prospects for the remainder of the year continue to be stable and I expect continued growth in both revenues and net income on an annual basis.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, May 10, 2006

CONSOLIDATED BALANCE SHEETS

		Audited	Unaudited
	Note	December 31, 2005	March 31, 2006
		(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents		99,869	98,289
Short-term bank deposits		1,863	2,621
Accounts receivable, net		33,950	35,535
Restricted cash		300	300
Prepayments		6,053	5,677
Deposits and other receivables		2,503	3,028
Due from related parties		189	193
Inventories		53	62

Total current assets		144,780	145,705

Available-for-sale securities		38,519	38,122
Restricted securities		59,122	58,518
Investment under cost method		1,494	1,504
Long-term prepayments and deposits		132	134
Property and equipment, net		15,346	15,479
Deferred tax assets		521	524
Goodwill, net	3,5	184,678	192,231
Intangibles, net		1,415	1,841

Total assets		446,007	454,058

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		5,031	5,605
Other payables and accruals		16,002	17,346
Income tax payable		569	328
Deferred revenues		69	82
Consideration payables		16,615	124
Due to related parties		19,430	19,628

Total current liabilities		57,716	43,113

Non-current liabilities:
Secured bank loan		56,099	55,753
Deferred tax liabilities		182	183

Total liabilities		113,997	99,049

Minority interests		2,900	3,360

		116,897	102,409

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,247,131,716 shares issued and outstanding as at December 31, 2005 and March 31, 2006 respectively)		5,416	5,445
Paid-in capital		312,643	317,738
Statutory reserves		11,396	11,396
Accumulated other comprehensive (losses)/incomes		(3,187)	2,093
Retained earnings		2,842	14,977

Total shareholders’ equity		329,110	351,649

Total liabilities, minority interests and shareholders’ equity		446,007	454,058

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31,
	Note	2005	2006
		(in thousands of U.S. dollars, except for number of shares and per share data)
Revenues:
Wireless Internet services		33,440	45,493
Advertising		1,585	2,702
Commercial enterprise solutions and Others		256	384

Total revenues		35,281	48,579

Cost of revenues:
Cost of services (includes share-based compensation cost under SFAS 123R of 0 and 24 in thousands of U.S. dollars, respectively)		(21,387)	(28,615)

Total cost of revenues		(21,387)	(28,615)

Gross profit		13,894	19,964

Operating expenses:
Selling and marketing expenses (includes share-based compensation cost under SFAS 123R of 0 and 1 in thousands of U.S. dollars, respectively)		(1,177)	(1,451)
General and administrative expenses (includes share-based compensation cost under SFAS 123R of 0 and 745 in thousands of U.S. dollars, respectively)		(4,054)	(7,230)
Product development expenses (includes share-based compensation cost under SFAS 123R of 0 and 8 in thousands of U.S. dollars, respectively)		(258)	(454)
Amortization of intangibles		(346)	(181)

Total operating expenses		(5,835)	(9,316)

Income from operations		8,059	10,648
Other income:
Net interest income		1,119	488
Exchange gain	5	—	918

Income before tax		9,178	12,054
Income tax (expenses)/ credit	4	(20)	60

Income after tax		9,158	12,114
Minority interests		3	21

Net income attributable to shareholders		9,161	12,135

Earnings per ordinary share – basic (cents):		0.24	0.29

Earnings per ordinary share – diluted (cents):		0.22	0.28

Earnings per ADS – basic (cents):		18.8	22.9

Earnings per ADS – diluted (cents):		17.4	22.6

Weighted average number of shares used in computing Earnings Per Share:

Ordinary shares, basic		3,896,200,000	4,240,608,912
Ordinary shares, diluted		4,200,355,503	4,291,046,914
American Depositary Shares, basic		48,702,500	53,007,611
American Depositary Shares, diluted		52,504,444	53,638,086

Effective from January 1, 2006, the Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, (or SFAS 123R), which requires all share-based awards to employees and directors to be recognized in the financial statements based on their grant date fair values. Net income for the three months ended March 31, 2006 included share-based compensation expense under SFAS 123R of US$778,000. Please refer to Note 2 to the Consolidated Financial Statements for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital	Paid-in Capital	Statutory Reserves	Accumulated other comprehensive (losses)/incomes	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Unrealized loss on securities	—	—	—	—	(2,314)	—	(2,314)
Net income	—	—	—	—	—	9,161	9,161

Balance as of March 31, 2005	3,896,200,000	4,995	260,867	9,452	(2,984)	(31,059)	241,271

Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	22,599,611	29	4,317	—	—	—	4,346
Share-based compensation	—	—	778	—	—	—	778
Unrealized loss on securities	—	—	—	—	(907)	—	(907)
Currency translation adjustments	—	—	—	—	6,187	—	6,187
Net income	—	—	—	—	—	12,135	12,135

Balance as of March 31, 2006	4,247,131,716	5,445	317,738	11,396	2,093	14,977	351,649

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	9,161	12,135
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	346	181
Amortization of premium on debt securities	109	94
Allowance for doubtful accounts	241	159
Depreciation	1,578	2,092
Exchange gain	—	(918)
Loss on disposal of property and equipment	81	2
Share-based compensation	—	778
Minority interests	(3)	(21)

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,112)	(1,480)
Prepayments	190	456
Deposits and other receivables	(267)	(493)
Due from related parties	—	(4)
Inventories	31	(9)
Accounts payable	592	172
Other payables and accruals	1,274	1,196
Income tax payable	4	(246)
Deferred revenues	(25)	12
Due to related parties	487	199

Net cash provided by operating activities	11,687	14,305

Cash flow from investing activities:
Payments for purchase of property and equipment	(2,447)	(1,740)
Cash paid for short-term bank deposits	—	(736)
Payments for acquisitions	(13,707)	(17,952)

Net cash used in investing activities	(16,154)	(20,428)

Cash flow from financing activities:
Issuance of ordinary shares from the exercise of shares options, net of expenses	—	4,346
Payments for IPO shares issuing expenses	(803)	—
Partial repayment of bank loan	—	(347)

Net cash (used in) /provided by financing activities	(803)	3,999

Net decrease in cash and cash equivalents	(5,270)	(2,124)
Cash and cash equivalents, beginning of period	79,320	99,869
Foreign currency translation	—	544

Cash and cash equivalents, end of period	74,050	98,289

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(17)	(186)
Interest received from bank deposit and securities	800	1,049

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries are collectively referred to as the “Group”.

The accompanying unaudited consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation summary of the principal differences between US GAAP and HK GAAP is presented under note 7.

Except the adoption of SFAS 123R “Share-Based Payment” from January 1, 2006, which is disclosed in detail in Note 2, the accounting policies and methods of computation used in the preparation of these consolidated financial statements, in all material respects, are consistent with those used in the annual report for the year ended December 31, 2005.

2. Share-based payment

Prior to 2006, the Group accounted for the share option schemes under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and was amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allows entities to continue to apply the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share-based payment transactions based on the fair values of the stock options at the grant date thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered and therefore the related compensation expense has not recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

The share-based compensation cost recognized in the first quarter of 2006 is US$778,000. For detailed information of the Share Options Plans, please refer to the Company’s 2005 annual report, Note 29. The Group has not granted new options in the first quarter of 2006.

If the Group had applied the fair value recognition provision to share-based employee compensation in the comparative period, the effect on net income would have been reduced and adjusted to the pro forma amounts as follows:

Three months ended March 31, 2005
(in thousands of U.S. dollars, except for per share data)
Net income as reported	9,161
Less: share-based employee compensation expense determined under fair value based method, net of tax	(1,548)

Pro forma net income attributable to shareholders	7,613

Pro forma earnings per ordinary share – basic (cents)	0.20

Pro forma earnings per ordinary share – diluted (cents)	0.18

3. Acquisition of Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”)

Effective January 4, 2006, the Company, through its variable interest entity, Beijing Lei Ting Wan Jun Network Technology Limited, entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital.

The acquisition has been accounted for using the purchase method of accounting. US$1,397,000, which represented the excess of the acquisition cost (comprising cash consideration and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed, was recorded as goodwill, and the results of the operations of Huanjian Shumeng has been included in the Group’s consolidated financial statements from the acquisition date of January 4, 2006.

In connection with this sale and purchase agreement, we expect to be granted an exclusive call option to purchase the remaining 25% of Huanjian Shumeng for US$2,400,000, anytime after 2 years from the execution date of the sale and purchase agreement. This option contract was not formally signed and therefore was not effective as at March 31, 2006.

Huanjian Shumeng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. The Company believes that the investment in Huanjian Shumeng will help to increase traffic to its Internet portal, increase online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content.

4. Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the three months ended March 31, 2006 (2005: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

5. Foreign currency translation

During the first quarter of 2006, the Group re-measured the financial statements and recorded an exchange gain of US$918,000 for the cumulative effects of the continuing appreciation of RMB. In addition, upon translation of the Group’s consolidated balance sheet as at March 31, 2006 from RMB into U.S. dollar, currency translation adjustments totaling US$6,187,000 are recorded as accumulated other comprehensive income. As a result, goodwill increased by US$6,156,000 during the first quarter of 2006.

6. Dividends

There were no dividends declared, made or paid by the Group for the three months ended March 31, 2006 (2005: Nil).

7. Summary of principal differences between US GAAP and HK GAAP

	Three months ended March 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	9,161	12,135
Reconciliation adjustments, net of tax:
Share-based compensation*	(1,479)	34

Net income attributable to shareholders under HK GAAP	7,682	12,169

Earnings per ordinary share- basic (cents) under US GAAP	0.24	0.29

Earnings per ordinary share- basic (cents) under HK GAAP	0.20	0.29

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS2. The Company has adopted SFAS 123R since January 1, 2006. The GAAP difference for the first quarter of 2006 represents the compensation expense related to options granted before November 7, 2002 which was recognized under US GAAP but was not recognized under HK GAAP.

	December 31, 2005	March 31, 2006

	(in thousands of U.S. dollars)
Total assets under US GAAP	446,007	454,058
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040

Total assets under HK GAAP	451,047	459,098

	December 31, 2005	March 31, 2006

	(in thousands of U.S. dollars)
Net assets under US GAAP	329,110	351,649
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040

Net assets under HK GAAP	334,150	356,689

MANAGEMENT GUIDANCE FOR THE SECOND QUARTER OF 2006

The Company’s management estimates that its total revenues for the next quarter would be between US$50.0 mn and US$51.5 mn.

RECONCILIATION FROM US GAAP INCOME FROM OPERATIONS TO EBITDA

	Three months ended March 31,
	2005	2006
	(in thousands of U.S. dollars)
Income from operations	8,059	10,648
Add back: Depreciation	1,578	2,092
Amortization	346	181

EBITDA	9,983	12,921

EBITDA refers to earnings before interest, taxation, depreciation, amortization and other non-cash activities. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States, the Group uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at March 31, 2006, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A. The Company

(a)	Long positions in the shares of the Company

		Number of shares of the Company
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Wu Yun	Beneficial Owner	40,000	—	—	—	40,000	0.001%
Lo Ka Shui	Founder of a discretionary trust	—	—	—	4,700,000	4,700,000	0.111%

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan and/or Share Option Scheme, certain Directors were granted share options to subscribe for the shares of the Company. Details of which as at March 31, 2006 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2006	Option period	Subscription price per share of the Company
				HK$
Wang Lei Lei	16/2/2004	139,264,000	16/2/2004-15/2/2014	1.50
Jay Chang	11/5/2005	18,000,000	11/5/2005-10/5/2015	1.204
Peter Schloss	16/2/2004	10,000,000	16/2/2004-15/2/2014	1.50
Elaine Feng	16/2/2004	6,972,000	16/2/2004-15/2/2014	1.50
Fan Tai	16/2/2004	7,738,000	16/2/2004-15/2/2014	1.50
Wu Yun	16/2/2004	7,000,000	16/2/2004-15/2/2014	1.50

Note: During the period, an aggregate of 18,424,000 share options have been exercised.

Save as disclosed above, during the three months ended March 31, 2006, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

		Number of shares of TOM Group
Name of Director	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at March 31, 2006 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2006	Option period	Subscription price per share of TOM Group
				HK$
Wang Lei Lei	11/2/2000	9,080,000	11/2/2000-10/2/2010	1.78
	9/10/2003	6,850,000	9/10/2003-8/10/2013	2.505
Tommei Tong	9/10/2003	15,000,000	9/10/2003-8/10/2013	2.505
Wu Yun	9/10/2003	200,000	9/10/2003-8/10/2013	2.505

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has, as of June 12, 2001 (as supplemented on September 26, 2003), granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB20,000,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB20,000,000.

Mr. Fan Tai has also, as of December 13, 2004, granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in LTWJi at an exercise price of RMB2,000,000.

Save as disclosed above, none of the Directors or their Associates had, as at March 31, 2006, any interests or short positions in any shares, underlying shares or debentures of, the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

OUTSTANDING SHARE OPTIONS

As at March 31, 2006, options to subscribe for an aggregate of 215,494,922 shares of the Company which were granted to certain continuous contract employees of the Group (including the Directors as disclosed above) and ex-employees of the Group pursuant to the Pre-IPO Share Option Plan and Share Option Scheme were outstanding, details of which were as follows:

Date of grant	No. of share options	No. of employees	Subscription price per share of the Company	Option period* (commencing from date of grant and terminating ten years thereafter)
			HK$
16/2/2004	197,494,922	335	1.50	16/2/2004-15/2/2014
11/5/2005	18,000,000	1	1.204	11/5/2005-10/5/2015

*	Those options that have been vested may be exercised within the option period, unless they have been cancelled. Generally, the options are vested in different tranches subject to conditions set out in the offer letters.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at March 31, 2006, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held	Approximate percentage of shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244 (L) (Note 2)	66.26%
Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	66.26%
Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	66.26%
Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244 (L) (Note 2)	66.26%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 (L) (Notes 1 and 2)	66.26%
Chau Hoi Shuen	Interest of controlled corporations	413,088,453 (L) (Note 3)	9.73%
Cranwood Company Limited	Beneficial owner & interest of controlled corporations	210,318,118 (L) (Note 3)	4.95%
TOM Group Limited	Beneficial owner	2,800,000,000 (L)	65.93%

(L)	denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(3)	Schumann International Limited and Handel International Limited are companies controlled by Cranwood Company Limited. Devine Gem Management Limited is a company controlled by Ms. Chau Hoi Shuen. Ms. Chau Hoi Shuen is entitled to exercise more than one-third of the voting power at the general meetings of Cranwood Company Limited.

By virtue of the SFO, Cranwood Company Limited is deemed to be interested in 5,800,000 shares of the Company and 3,174,117 shares of the Company held by Schumann International Limited and Handel International Limited respectively in addition to 201,344,001 shares of the Company held by itself.

By virtue of the SFO, Ms. Chau Hoi Shuen is deemed to be interested in 201,344,001 shares of the Company, 5,800,000 shares of the Company, 3,174,117 shares of the Company and 202,770,335 shares of the Company held by Cranwood Company Limited, Schumann International Limited, Handel International Limited and Devine Gem Management Limited respectively.

Save as disclosed above, as at March 31, 2006, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

COMPETING INTERESTS

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and directors of certain of their respective Associates (collectively referred to as “HWL Group” and “CKI Group” respectively). In addition, Mr. Frank Sixt is a non-executive director of CKH and Hutchison Telecommunications International Limited (“HTIL”) and director of certain of their Associates (collectively referred to as “CKH Group” and “HTIL Group” respectively). Mrs. Susan Chow is an alternate director of HTIL and director of certain of its Associates. HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Dr. Lo Ka Shui, an independent non-executive Director, is the deputy chairman and managing director and, is interested or deemed to be interested in approximately 44.91% of the issued share capital of Great Eagle Holdings Limited (“Great Eagle”), the shares in which are listed on the Main Board of the Stock Exchange. An associated company of Great Eagle is engaged in, among other things, online job search business in the PRC. He is also an independent non-executive director of China Mobile (Hong Kong) Limited (“China Mobile”), the shares in which are listed on the Main Board of the Stock Exchange. China Mobile is engaged in telecommunications business in the PRC. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has two wholly owned subsidiaries whose businesses consist of the provision of mobile content products and online services. Another wholly owned subsidiary of Cranwood has a minority interest in a company which is engaged in internet mobile businesses. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Save as disclosed above, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company has established an audit committee (“Audit Committee”) in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Gordon Kwong is the chairman of the Audit Committee.

The unaudited consolidated results of the Group for the three months ended March 31, 2006 have been reviewed by the Audit Committee.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at March 31, 2006 are summarised below:

Citigroup’s employees (excluding directors)	-	none

Citigroup’s directors	-	none

Citigroup and its associates	-	40,124,960 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	-	1,265,680 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	-	none

Morgan Stanley and its associates	-	2,364,320 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at March 31, 2006, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the three months ended March 31, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.